DLA Piper US LLP
6225 Smith Avenue
Baltimore, Maryland 21209-3600
T 410.580.3000
F 410.580.3001
W www.dlapiper.com

Jason C. Harmon
jason.harmon@dlapiper.com
T 410.580.4170
October 9, 2007
VIA EDGAR, FACSIMILE (202) 772-9368 AND UPS NEXT DAY AIR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Edward M. Kelly, Senior Counsel

Re:	Stinger Systems, Inc. Registration Statement on Form S-1 File No. 333-145852 Filed August 31, 2007
Ladies and Gentlemen:
     This letter is submitted on behalf of Stinger Systems, Inc. (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in the letter from Pamela A. Long dated September 24, 2007 to Robert F. Gruder, Chief Executive Officer of the Company. The responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comments set forth in the letter. In response to the Staff’s comments, we are filing today via EDGAR an amendment to the Company’s registration statement on Form S-1. For your convenience, your comments have been reproduced in bold below, together with the responses. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Company’s registration statement.
     In this letter, we respond on behalf of the Company to the comments of the Staff contained in your letter dated September 24, 2007 with respect to the above-referenced filing of the Company. The responses to the Staff’s comments are based upon information provided to us by or on behalf of the Company and certain other persons.
General
1.	Provide the information required by Item 302 of Regulation S-K. See Item 11 (g) of Form S-1.

Response:

The Company revised the prospectus to include the information required by Item 302 of Regulation S-K in response to the comment.
Registration Statement’s Cover Page
2.	Disclosure here and on page 25 indicate that Stinger’s SIC code number is 5099. Since our EDGAR system’s records indicate that Stinger’s SIC code number is 3480, please revise or advise.

Response:

The Company revised the registration statement to reflect that the Company’s SIC code number is 3480.

Securities and Exchange Commission
October 9, 2007

3.	We note the disclosure on the cover page of the prospectus and page 49 that the registered shares are issuable upon conversion and/or exercise of the convertible note and the related warrant. We also note the disclosure on page 49 that the registration statement covers the resale of certain “interest shares.” Please reconcile with the disclosures in footnote (3) on the cover page and, as appropriate, revise your disclosure to clearly indicate the nature of the shares being registered.

Response:

The Company has revised the prospectus in response to the comment.
Prospectus’ Outside Front Cover Page
4.	Please disclose that Stinger has not registered all of the shares issuable upon conversion of the note, exercise of the warrant, and payment of interest on the note in this registration statement.

Response:

The Company has revised the prospectus in response to the comment.
Description of Private Placement of Senior Secured Convertible Note and Warrant, page 10
5.	Disclosure states that the principal purposes of the private placement were to raise additional funding for working capital and to provide for the repayment of indebtedness. Quantify and allocate the amounts of net proceeds used for working capital and the repayment of indebtedness.

Response:

The Company has revised the prospectus in response to the comment.
Contractual Obligations, page 21
6.	Please revise to discuss the convertible note issued in August 2007. Refer to Instruction 7 to paragraph (b) of Item 303 of Regulation S-K.

Response:

The Company advises the Staff that it will revise the prospectus to include the requested information at such time as the Company is required to update information in the registration statement for the interim period ended September 30, 2007.
Legal Proceedings, page 36
7.	Disclosure states that Stinger is involved in litigation with its insurer, USF Insurance Company or USF. Quantify the amount of monetary damages sought by USF. See Item 103 of Regulation S-K and the item’s instructions.

Response:

The Company advises that Staff that this matter was settled in October 2007. The Company has revised the prospectus accordingly.

8.	Disclosure states that Taser International, Inc. filed a complaint against Stinger and is seeking punitive damages. Quantify the amount of punitive damages sought. See Item 103 of Regulation S-K and the item’s instructions.

Securities and Exchange Commission
October 9, 2007

Response:

The Company advises the Staff that the amount of punitive damages was not specified.
Management, page 37
9.	In the biographical paragraph of Mr. Andrew P. Helene, describe briefly his business experience during the past five years. See Item 401(e)(1) of Regulation S-K.

Response:

The Company has revised the prospectus in response to the comment.
Selling Stockholders, page 49
10.	Confirm that the selling stockholder is not a broker-dealer or an affiliate of a broker-dealer.

Response:

The Company hereby confirms that the selling stockholder is not a broker-dealer or an affiliate of a broker-dealer.

11.	Provide us, with a view toward disclosure in the prospectus, the total dollar value of the shares of common stock underlying the senior secured convertible note that Stinger has registered for resale, using the number of underlying securities that Stinger has registered for resale and the market price per share for those securities on the date of sale of the note.

Response:

The Company advises the Staff that the total dollar value of the shares of common stock underlying the senior secured convertible note registered for resale using the number of underlying securities registered for resale and the market price per share for those securities on the date of sale of the note was $2,130,877. The total dollar value of such shares based on the market price per share as of October 5, 2007 was $1,254,850.

12.	Provide us, with a view toward disclosure in the prospectus, tabular disclosure of the dollar amount of each payment, including the value of any payments to be made in common stock, in connection with the transaction that Stinger has made or may be required to make to the selling stockholder, any affiliate of the selling stockholder, or any person with whom the selling stockholder has a contractual relationship regarding the transaction, including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments. Provide footnote disclosure of the terms of each such payment. Do not include any repayment of principal on the senior secured convertible note in this disclosure.

Further, provide us, with a view toward disclosure in the prospectus, disclosure of the net proceeds to Stinger from the sale of the senior secured convertible note and the total possible payments to the selling stockholder and any of its affiliates in the first year after the sale of the note.

Response:

Under the terms of the senior secured convertible notes, the Company is required to make interest payments and may be subject to liquidated damages upon the occurrence of certain events. In addition, Midtown Partners & Co., LLC acted as placement agent in the transaction and received the fees described below for their services.

Securities and Exchange Commission
October 9, 2007

		Shares of	Market value on
	Payment Date	common stock	date of issuance
Interest Payable	October 1, 2007	—	$41,270	(1)
Registration Delay Payments	Registration Delay(2)	—	$45,000
Placement Agent fees:
Cash fee	August 3, 2007	—	$240,000
Warrants	August 3, 2007	852,089	$226,485	(3)

(1)	The interest payment on October 1, 2007 was paid in cash.

(2)	Registration delay payments are payable on each of the following dates: (i) the day of a filing failure; (ii) the day of an effectiveness failure; (iii) the initial day of a maintenance failure; (iv) on every thirtieth day after the day of a filing failure and thereafter until such filing failure is cured; (v) on every thirtieth day after the day of an effectiveness failure and thereafter until such effectiveness failure is cured; and (vi) on every thirtieth day after the initial day of a maintenance failure and thereafter until such maintenance failure is cured.

(3)	The amount shown is calculated using the amount that the market price for the Company’s common stock exceeded the exercise price for the warrants on August 3, 2007.
The Company advises the Staff that the net proceeds from the sale of the senior secured convertible note were $2,760,000. The amount of interest to be paid in the first year after the sale of the note is $233,877, which may be paid in shares of our common stock or in cash. At this time the Company is unable to estimate the amount of any registration delay payments that may become due under the registration rights agreement.

13.	Provide us, with a view toward disclosure in the prospectus, tabular disclosure of:
•	The total possible profit the selling stockholder could realize as a result of the conversion discount for the common stock underlying the senior secured convertible note, presented in a table with the information below disclosed separately:
•	The market price per share of the common stock underlying the note on the date of sale of the note.

•	The conversion price per share of the common stock on the date of the sale of the note, calculated as immediately follows;
•	If the conversion price per share is set at a fixed price, use the price per share established in the note.

•	If the conversion price per share is not set at a fixed price and is set instead at a floating rate in relationship to the market price of the common stock, use the conversion discount rate and the market price per share on the date of the sale of the note and determine the conversion price per share as of that date.
•	The total possible shares underlying the senior secured convertible note, assuming no interest payments and complete conversion throughout the term of the note.

•	The combined market price of the total number of shares underlying the senior secured convertible note, calculated by using the market price per share on the date of sale of the note and the total number of shares underlying the note.

•	The total possible shares the selling stockholder may receive and the combined conversion price of the total number of shares underlying the senior secured convertible note, calculated by using the conversion price on the date of the sale of the note.

Securities and Exchange Commission
October 9, 2007

•	The total possible discount to the market price as of the date of sale of the senior secured convertible note, calculated by subtracting the total conversion price on the date of sale of the note from the combined, market price of the total number of shares underlying the note on that date.
If there are provisions in the senior secured convertible note that could result in a change in the price per share upon the occurrence of certain events, provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price and then the conversion price per share drops to a lower price, provide additional disclosure.

Response:

The Company advises the Staff that the conversion price of the Note is greater than the current market price for the Company’s common stock. Therefore, the selling stockholder would not realize a profit as a result of the conversion until the market price exceeds the conversion price.

			Total Possible			Total
	Market Price	Conversion	Shares		Total	Possible
	on Date of	Price on Date	Underlying	Combined	Conversion	Discount to
	Sale	of Sale	the Note	Market Price	Price	Market
Common stock issuable upon conversion of the Note	$0.90	$0.6342	4,730,369	$4,257,332	$3,000,000	$1,257,332
Upon the issuance of other securities of the Company, the conversion price will reset to the issue price of the new securities if it is less than the current conversion price. At this time the Company cannot quantify the effect of such adjustment because the terms of any additional securities are not known.

The conversion price of the Note is also adjustable upon the occurrence of certain milestone events. The conversion price shall be reduced upon the occurrence of any of the following milestone events as follows:
1.	The Company fails to achieve any of the following:
•	the sale of 2,500 Stinger S-200 units during the period beginning on August 3, 2007 and ending on March 31, 2008; or

•	a gross margin (as defined pursuant to GAAP) in excess of 30% for such units; or
2.	The Company fails to achieve any of the following:
•	the sale of 9,000 Stinger S-200 units during the period beginning on August 3, 2007 and ending on September 30, 2008;

•	a gross margin in excess of 35%; or

•	EBITDA in excess of zero for the fiscal quarter ended on September 30, 2008.
If the Company fails to achieve the milestone events as described above, the conversion price will be reduced to the lesser of: (i) the existing conversion price; and (ii) the average market price as of the date that is ten business days after the date the applicable milestone event is publicly reported by the Company in a Current Report on Form 8-K. At this time the Company cannot quantify the effect of such adjustments because the Company cannot predict whether these milestone events will be achieved.

Securities and Exchange Commission
October 9, 2007

14.	Provide us, with a view toward disclosure in the prospectus, tabular disclosure of:
•	The total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of Stinger that are held by the selling stockholder or any affiliates of the selling stockholder, presented in a table with the information below disclosed separately:
•	Market price per share of the underlying securities on the date of sale of that other security.

•	The conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:
•	If the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security.

•	If the conversion/exercise price per share is not set at a fixed price and is set instead at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date.
•	The total possible shares to be received under the particular securities, assuming complete conversion exercise.

•	The combined market price of the total number of underlying shares, calculated by using the market price per share on the date of sale of that other security and the total possible shares to be received.

•	The total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of sale of that other security.

•	The total possible discount to the market price as of the date of the sale of that other security calculated by subtracting the total exercise price on the date of sale of that other security from the combined market price of the total number of underlying shares on that date.
Response:
The Company advises the Staff that the exercise price of the Warrants is greater than the current market price for the Company’s common stock. Therefore, the selling stockholder would not realize a profit as a result of the exercise of the Warrants until the market price exceeds the conversion price.

			Total Possible
	Market Price on	Exercise Price on	Shares Underlying	Combined Market	Total Conversion	Total Possible
	Date of Sale	Date of Sale	the Warrants	Price	Price	Discount to Market
Common stock issuable upon exercise of warrants	$0.90	$0.6342	5,912,961	$5,321,665	$3,750,000	$1,571,665
15.	Provide us, with a view toward disclosure in the prospectus, tabular disclosure of:
•	The gross proceeds paid or payable to Stinger in the senior secured convertible note transaction.

•	All payments that have been made or that may be required to be made by Stinger that are disclosed in response to comment 12 above.

•	The resulting net proceeds to Stinger.

Securities and Exchange Commission
October 9, 2007

• The combined total possible profit to be realized as a result of any conversion discounts for the securities underlying the senior secured convertible note and any warrants, options, notes, or other securities of the selling stockholder that is disclosed in response to the comments 13 and 14 above.

Further, provide us, with a view toward disclosure in the prospectus, disclosure — as a percentage — of the total amount of all possible payments as disclosed in response to comment 12 above and the total possible discount to the market price of the shares underlying the senior secured convertible note as disclosed in response to comment 13 above divided by the net proceeds to Stinger from the sale of the note, plus the amount of that resulting percentage averaged over the term of the note.

Response:

The Company provides the following information to the Staff in response to the comment:

Gross Proceeds payable to the Company:	$3,000,000
Payments by the Company in connection with the offering:	$240,000
Net Proceeds to the Company:	$2,760,000
Total Possible Profit as a result of Conversion Discount:*	$2,828,997

*	Assumes a market price of $0.90 for the Company’s common stock on the date of conversion or exercise. The closing price as of October 5, 2007 was $0.53.
The Company advises the Staff that the total possible payments as described in response to comment 12 and the total possible discount to the market price of the shares underlying the senior secured convertible note is $1,731,210 which represents 57.7% of the net proceeds to the Company from the sale of the note. This percentage averages 19.2% over the term of the note.
16.	Provide us, with a view toward disclosure in the prospectus, tabular disclosure comparing:
•	The number of shares outstanding before the senior secured convertible note transaction that is held by persons other than the selling stockholder, affiliates of Stinger, and affiliates of the selling stockholder.

•	The number of shares registered for resale by the selling stockholder or affiliates of the selling stockholder in prior registration statements.

•	The number of shares registered for resale by the selling stockholder or affiliates of the selling stockholder that continue to be held by the selling stockholder or affiliates of the selling stockholder.

•	The number of shares that have been sold in registered resale transactions by the selling stockholder or affiliates of the selling stockholder.

•	The number of shares registered for resale on behalf of the selling stockholder or affiliates of the selling stockholder in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Securities and Exchange Commission
October 9, 2007

Response:

The Company provides the following information to the Staff in response to the comment:

Number of shares outstanding before the transaction that were held by persons other than the selling stockholder, affiliates of the Company, and affiliates of the selling stockholder:	7,112,922

Number of shares registered for resale by the selling stockholder or affiliates of the selling stockholder in prior registration statements:	0

Number of shares registered for resale by the selling stockholder or affiliates of the selling stockholder that continue to be held by the selling stockholder or affiliates of the selling stockholder:	2,367,641

Number of shares that have been sold in registered resale transactions by the selling stockholder or affiliates of the selling stockholder:	0

Number of shares registered for resale on behalf of the selling stockholder or affiliates of the selling stockholder in the current transaction:	2,367,641
17.	Please provide us, with a view toward disclosure in the prospectus, tabular disclosure of all prior securities transactions between Stinger or any of its predecessors and the selling stockholder, any affiliates of the selling stockholder, or any person with whom the selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:
•	The date of the transaction.

•	The number of shares of the class of securities subject to the transaction that were outstanding before the transaction.

•	The number of shares of the class of securities subject to the transaction that were outstanding before the transaction and held by persons other than the selling stockholder, affiliates of Stinger, or affiliates of the selling stockholder.

•	The number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction.

•	The percentage of total issued and outstanding securities that were issued or issuable in the transaction assuming full issuance, with the percentage calculated by taking the number of shares issued and outstanding before the applicable transaction and held by persons other than the selling stockholder, affiliates of Stinger, or affiliates of the selling stockholder, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction.

•	The market price per share of the class of securities subject to the transaction immediately before the transaction, reverse split adjusted if necessary.

•	The current market price per share of the class of securities subject to the transaction, reverse split adjusted if necessary.
Response:

The Company advises the Staff that there have been no previous securities transactions between the Company or any of its predecessors and the selling stockholder, any affiliates of the selling stockholder, or any person with whom the selling stockholder has a contractual relationship regarding the transaction, or any predecessors of those persons.

Securities and Exchange Commission
October 9, 2007

18.	Provide us, with a view toward disclosure in the prospectus, this information:
•	Whether Stinger has the intention and a reasonable basis to believe that it will have the financial ability to make all payments on the underlying securities.

•	Whether, based on information obtained from the selling stockholder, the selling stockholder has an existing short position in Stinger’s common stock and, if the selling stockholder has an existing short position in Stinger’s common stock, the additional information below.

•	The date on which the selling stockholder entered into that short position.

•	The relationship of the date on which the selling stockholder entered into that short position to the announcement of the August 2007 private placement (for example, before or after the announcement, before or after the registration statement’s filing, etc.).
Response:

The Company intends to make all payments on the senior secured convertible note in accordance with the terms thereof. At this time, based on internal financial projections related to the sale of the Stinger S-200, the Company reasonably believes that it will have the financial ability to make all payments on the underlying securities. Selling stockholder has notified the Company that it does not have an existing short position in the Company’s common stock.
19.	Provide us, with a view toward disclosure in the prospectus:
•	A materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between Stinger or any of its predecessors and the selling stockholder, any affiliates of the selling stockholder, or any persons or any predecessors of those persons with whom the selling stockholder has a contractual relationship regarding the transaction. The information should include in reasonable detail a complete description of the rights and obligations of the parties in connection with the sale of the shares of common stock being registered.

•	Copies of all agreements between Stinger or any of its predecessors and the selling stockholder, any affiliates of the selling stockholder, or any persons or any predecessors of those persons with whom the selling stockholder has a contractual relationship regarding the transaction in connection with the sale of the shares of common stock being registered.
If Stinger’s view is that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between, and, or among those parties are included as exhibits to the registration statement, provide us confirmation of Stinger’s view.

Response:

It is the Company’s view that a description of the relationships and arrangements between and among the parties identified above is presented in the prospectus and that all agreements between, and, or among those parties are included as exhibits to the registration statement.

20.	Disclosure states that this registration statement covers the resale of at least 130% of the sum of the shares issuable upon the conversion of the senior secured convertible note, interest shares, and exercise of the warrant. Provide us, with a view toward disclosure in the prospectus, a description of the method by which Stinger determined the number of shares that it seeks to register in this registration statement. Note that Stinger may not register more shares for resale than it reasonably and in good faith expects to issue.

Securities and Exchange Commission
October 9, 2007

Response:

The Company has revised the disclosure in this section and advises the Staff that the Company registered that number of shares of common stock representing one-third of the unaffiliated public float.
Plan of Distribution, page 50
21.	The penultimate paragraph on page 51 states that Stinger will pay all expenses of the registration of the shares. Remove the brackets after the dollar symbol to include the estimated amount of the expenses.

Response:

The Company has revised the disclosure as requested.
Exhibit 5.1
22.	Please advise us as to the purpose of the qualification set forth in paragraph (c) regarding warrant shares. In this regard, we note that the opinion is limited to shares issuable upon conversion of the convertible note.

Response:

The opinion has been revised to delete paragraph (c).

23.	We note the disclosure under (a) in the first paragraph on page 3 that the opinion concerns only the effects of the laws “as currently in effect,” and counsel assumes no obligation to supplement the opinion if any applicable laws change or if any facts or circumstances might change the opinion. Since the opinion must speak as of the date of the registration statement’s effectiveness, please delete this language. Alternatively, Stinger must file a new opinion immediately before the registration statement’s effectiveness.

Response:

The opinion has been revised to delete the phrase “as currently in effect.”
          In connection with responding to the Staff’s comments and the filing of an amendment to the registration statement on Form S-1, the Company hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure by it in the filing; (ii) Staff comments or changes made in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal laws of the United States. The Company will furnish a letter at the time it requests acceleration of the effective date of the registration statement containing the above acknowledgements.

Securities and Exchange Commission
October 9, 2007

     Thank you very much for your attention to this matter. We hope that our responses to your comments address the issues raised in your letter and would be happy to discuss with you any remaining questions or concerns you may have. Please contact me at (410) 580-4170 should you have any questions concerning this letter or require further information.
Sincerely,
/s/  Jason C. Harmon
Jason C. Harmon

cc:	Robert F. Gruder, Stinger Systems, Inc. Chris B. Edwards, DLA Piper US LLP